

49 Partnership Agreement - QRDC 1/2

Suite 13
11 Bear Street
London WC2H 7AS
T: +44 (0) 207 766 5279
F: +44 (0) 207 839 1900
E: info@china-cpi.com
W: www.china-cpi.com

Letter of Understanding and Co-operation

Party A: The Office for the Development of Capital Markets of the Qingdao Reform and Development Commission
Party B: China Partners Investments UK Ltd.

Preamble

China Partners Investments UK Limited is an independent advisory firm specialsied on Advising Chinese companies to achieve a listing on London Stock Exchange. The company has offices in London and Qingdao.

The Office for Development of Capital Markets approves overseas listings for Chinese companies from the Qingdao area and encourages the local companies to pursue such a listing.

Agreement on Co-Operation

Both parties hereby agree on the following:

1. To consult and support each other on a regular basis on the following issues:

1.1 state of the Qingdao economy

1.2 state of the London Capital Markets and its opoortunities for Qingdao companies

1.3 Opportunities for Qingdao Companies in London and Europe

1.4 Opportunities for co- operation between European companies and Qingdao based businesses

1.5 Regular updates on new regulation and directives issued in Qingdao and London that affect the overseas listing of Qingdao companies

2. To visit each other on a regular basis

Registered office: Suite B, 17 Bouverie Place, London W2 1RD
Incorporated in England
Company number: 05549210







4.9 Partnership Agreement – QRDC

2/2

Suite 13
11 Bear Street
London WC2H 7AS
T: +44 (0) 207 766 5279
F: +44 (0) 207 839 1900
E: info@china-cpi.com
W: www.china-cpi.com

3. To arrange meetings and seminars of investment professionals from the City of London in order to educate Qingdao companies on London Stock Exchange' opportunities for Qingdao companies.

4. To support each other and share information.

5. To held each other in high esteem and maintain a trustful and productive relationship.

....

XueDong Qiu
Chief of the Division for Capital Market Development
For and on the behalf of
Qingdao Reform and Development Commission
Division for Capital Market Development
11, Hongkong Middle Road
Qingdao 266071
Shandong
People's Republic of China

....

Steven Liu
For and on the Behalf of

China Partners Investments UK Ltd.
Suite 13
11 Bear Street
London WC2H 7AS

Registered office: Suite B, 17 Bouverie Place, London W2 1RD
Incorporated in England

Company number: 05549210